XIOM Corp.
78 Lamar Street
West Babylon, New York 11704
(631) 643-4400

October 29, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	XIOM Corp. Request for Withdrawal of Post-Effective Amendment No. 2 (“Amendment”) to Registration Statement on Form S-8 (Registration No. 333-155253) (“Registration Statement”)

Ladies and Gentlemen,

On October 23, 2009, XIOM Corp. (“Company”) filed with the Securities and Exchange Commission the Amendment to the Registration Statement.  The Amendment was intended to terminate the Registration Statement because all shares covered thereby had been issued by the Company.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the Amendment.  This withdrawal is requested by the Company because the Amendment was inadvertently filed as a Form S-8 POS AM instead of a Form S-8 POS.  Concurrently with this withdrawal, the Company will file a post-effective amendment on Form S-8 POS to the Registration Statement.

If you have any questions regarding this matter, please contact our special securities counsel, David E. Wise, Esq., at (830) 981-8165.

Sincerely,

XIOM Corp.

By:  /s/ Andrew B. Mazzone
        Andrew B. Mazzone
        President